China Cord Blood Corporation and Golden Meditech Holdings Limited
Enter into Convertible Note Financing to Further Expand Cord Blood
Banking Services

Joint Conference Call to be Held September 19, 2012 at 8:00 a.m. ET / 8:00 p.m. HKT

HONG KONG, China, September 18, 2012 – China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), the first and largest cord blood banking operator in China and Golden Meditech Holdings Limited ("Golden Meditech”, 801.HK; 910801.TW), a leading integrated healthcare enterprise in China announced that they entered into agreements under which Golden Meditech, is expected to invest $50 million into CCBC to support its further business expansion and to capitalize on China’s fast-growing healthcare services industry.

The convertible note carries a 7% interest per annum and a total rate of return of 12% per annum. The convertible note holder can convert the convertible note into ordinary shares of the Company at a conversion price of $2.838. The total ordinary shares issuable represents approximately 15.5% of the enlarged share capital of the Company.

With the demand for cord blood banking services flourishing and the number of new subscribers continuing to rise, the additional capital will pave the way for CCBC to seize market opportunities and bring premium cord blood banking services to even wider public in China and any other untapped markets. CCBC is actively pursuing its China expansion strategy by building new storage facilities in Guangdong and establishing storage facility to service the Zhejiang market. The added capital infusion increases the Company’s war chest to enable deeper and more rapid penetration into these regional markets, and be better prepared to pursue other opportunities as they arise.

Upon completion of the transaction, Mr. Yuen Kam, will be appointed as Chairman of CCBC and Ms. Ting Zheng will continue her role as the Chief Executive Officer of CCBC. Mr. Yuen Kam is currently the Chairman and Chief Executive Officer of Golden Meditech and has extensive experience in the healthcare industry of China.

“Golden Meditech has long been the largest shareholder of CCBC and currently holds 41.8% of CCBC. Our investment demonstrates our strong confidence in the prospects of China’s cord blood banking industry and CCBC’s market leadership,” said Mr. Kam. “We believe in the potential embedded within CCBC. In serving as the Chairman of CCBC, I am honored to work with an experienced management team. With my support, I envision the CEO and her team will be able to broaden CCBC’s reach so that more families can have the opportunities to protect their love ones through CCBC’s premium healthcare services.”

Ms. Ting Zheng, Chief Executive Officer of CCBC stated, “We are glad to receive such overwhelming and valuable support from our major shareholder who shares our vision and beliefs. We believe that CCBC will create a brilliant future under Mr. Kam’s leadership and extensive experience in the healthcare industry.”

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In connection with the transaction, the Company has agreed to file a registration statement with the Securities and Exchange Commission with respect to the ordinary shares issuable upon conversion. Cowen and Company (Asia) Limited has delivered an opinion to the board of directors of the Company as to the fairness of the consideration to be received by the Company for the convertible note. The opinion analyzes fairness from a financial point of view and is based on the principal economic terms of the convertible note.

For further details of the transaction, please refer to CCBC’s Report on Form 6-K filed with the US Securities and Exchange Commission, which contains copies of the related documents and is available at http://www.sec.gov.

Joint Conference Call

China Cord Blood Corporation and Golden Meditech will host a joint conference call at 8:00 a.m. ET / 8:00 p.m. HKT on Wednesday, September 19, 2012 to give a brief overview of the Company’s developments and the recent investment agreements with Golden Meditech, followed by a question and answer session. Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above. Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 30636251.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

About Golden Meditech Holdings Limited

Golden Meditech Holdings Limited (http://www.goldenmeditech.com) is China's leading integrated-healthcare enterprise. Golden Meditech is a first-mover in China, having established dominant positions in medical devices and healthcare services markets, thanks to its strengths in innovation and market expertise and the ability to capture emerging market opportunities. Going forward, the group will continue to pursue a leading position in China's healthcare industry both through organic growth and strategic expansion.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5185

Email: robert.koepp@icrinc.com

Golden Meditech Holdings Limited
Investor Relations Department
Email: ir@goldenmeditech.com

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